SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2003

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F  __x__    Form 40-F  _____

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes  _____  No  __x__

SIGNATURES
A MESSAGE FROM THE PRESIDENT
BALANCE SHEET (As of September 30, 2003)
STATEMENT OF INCOME (For the six months ended September 30, 2003)
STOCK INFORMATION (as of September 30, 2003)
OUTLINE OF THE COMPANY (as of September 30, 2003)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto
President

Date: November 20, 2003

Japanese GAAP

SEMIANNUAL REPORT
(NON-CONSOLIDATED)

SIX MONTHS ENDED
SEPTEMBER 30, 2003

This is an excerpt from the Japanese semiannual report circulated to Japanese Shareholders.

MAKITA CORPORATION

A MESSAGE FROM THE PRESIDENT

     Regarding economic trends overseas during the interim period ended September 30, 2003, the United States showed a gradual recovery trend supported by upward trends in personal consumption and private capital investment and firmness in housing investment. In Europe, domestic demand in the principal eurozone countries was weak and this, together with other factors, led to a virtual standstill in the economies of the region. On the other hand, in Asia, the pace of economic recovery has been gradual, owing to the influence of SARS and other factors.

     In the Japanese economy, although personal consumption and employment conditions continued to be weak, private capital investment and corporate profits showed signs of recovery, leading to a sense that the economy was beginning to bottom out.

     Against this backdrop, Makita has moved forward with the expansion of production at its operations in China, taken measures to reduce manufacturing costs through the use of parts manufactured in China as well as other measures, and also continued its ongoing efforts to develop new product to meet user needs.

     In the United States, Makita focused especially on strengthening its marketing position in the professional-use market with the aim of enhancing its brand image. The Company also continued to take steps to improve profitability, including reducing inventories and realigning its logistics centers to reduce distribution costs.

     Turning to interim business results, interim net sales declined 0.8% from the same period of the previous fiscal year, to 42,326 million yen. Of this total, domestic sales amounted to 18,920 million yen, almost the same amount as the previous interim period; although sales of new products, especially those linked to home remodeling, expanded, the number of new housing starts was stagnant. On the other hand, exports decreased 1.4%, to 23,406 million yen owing to the shifting of production to Makita’s subsidiary in China, and the export ratio was 55.3%.

     Profitability was positively affected by such developments as an improvement in the cost of sales ratio, owing to the depreciation of yen and the use of parts manufactured in China, as well as the significant decrease in exchange losses on foreign currency transactions for the period under review compared to the same period of the previous year. As a result, ordinary profit was up 28.6% from the previous interim period, to 4,328 million yen. Interim net income showed a sharp increase of 180.9% from the same period of the previous year, to 3,877 million yen, due to gains from the sale of the Company’s No. 3 Headquarters Plant.

     At the 91st Annual General Meeting of Shareholders held on June 27, 2003, a proposal was approved to repurchase a maximum of 5 million of the Company’s shares (with a maximum value of 5 billion yen). Through the end of the first six months of the fiscal year, the Company repurchased a total of 2,002 thousand of its outstanding shares (with a value of 2,142 million yen). In addition, as a result of the retiring of 5 million treasury stock held by the Company on August 20, 2003, the number of treasury stock still held by the Company stood at 4,076 thousand at the end of period.

     Looking forward, as a significant number of uncertainties remain, including the possibility of sharp movements in foreign currency rates, the operating environment for the Company’s activities is therefore expected to continue to be harsh.

     In view of these conditions, as a result of the shortening of its product development period, Makita is well positioned to respond nimbly to market needs and will continue to work to expand its marketing channels through the strengthening of our networks and Group companies in various regions of the world as well as substantially reduce costs with the objective of becoming a Strong Company—winning and holding the top share of the market for power tools for professional users in regions throughout the world.

     In closing, we would like to ask our shareholders for their continuing support and cooperation as we work toward our objectives.

November 2003

Masahiko Goto
President and Representative Director

BALANCE SHEET
(As of September 30, 2003)

	(In million Yen)		(In million Yen)
(Assets)		(Liabilities)
Current assets	72,157	Current liabilities	11,991
Cash	3,670	Trade notes payable	371
Trade notes receivable	112	Accounts payable	3,844
Accounts receivable	14,746	Other accounts payable	1,193
Marketable securities	27,871	Corporate and inhabitant income taxes and business taxes payable	2,115
Inventories	10,944	Accrued expenses	4,024
Short-term loans receivable	12,174	Other current liabilities	444
Other current assets	3,022	Long-term liabilities	22,527
Allowance for doubtful accounts	(382)	Convertible bonds payable	12,994
Fixed assets	151,103	Estimated retirement and termination allowances	9,190
Tangible fixed assets	33,040	Estimated retirement allowances for directors and statutory auditors	343
Buildings	12,548	Total liabilities	34,518
Machinery and equipment	3,816	(Shareholders’ equity)
Land	13,507	Common stock	24,204
Other tangible fixed assets	3,169	Additional paid-in capital	47,524
Intangible fixed assets	466	Additional paid-in capital	47,523
Investment and other assets	117,597	Other additional paid-in capital	1
Investment in securities	38,886	Retained earnings	116,970
Investment in subsidiaries	69,378	Legal reserve	5,669
Other investments	9,563	Voluntary reserve	87,250
Allowance for doubtful accounts	(230)	Unappropriated retained earnings	24,051

		[Net income for the first six months]	[3,877]
		Net unrealized holding gains on available-for-sale securities	3,316
		Treasury stock	(3,272)
		Total shareholders’ equity	188,742

Total assets	223,260	Total liabilities and shareholders’ equity	223,260

Notes:	1. Accumulated depreciation on tangible fixed assets:	60,204 million yen
	2. Interim net income per share:	26.66 yen
3. Amounts of less than 1 million yen have been rounded.

STATEMENT OF INCOME
(For the six months ended September 30, 2003)

	(In million Yen)

(Ordinary profit and loss)
Operating profit and loss
Operating revenue
Net sales		42,326
Operating expenses
Cost of sales	27,780
Selling, general and administrative expenses	11,136	38,916

Operating profit		3,410
Non-operating profit and loss
Non-operating income
Interest and dividend income	932
Other non-operating income	365	1,297

Non-operating expenses
Interest expenses	97
Net exchange losses	203
Other non-operating expenses	79	379

Ordinary profit		4,328
(Special profit and loss)
Special profit
Gain on sales of fixed assets	3,122
Gain on sales of investment securities	188
Reversal of allowance for doubtful accounts	2	3,312

Special loss
Loss on sales and disposal of fixed assets	1,561
Unrealized losses on investment securities	242
Write-off of golf course membership	1	1,804

Income before income taxes		5,836
Tax provision current		3,256
Tax provision deferred		(1,297)

Net income		3,877
Unappropriated retained earnings carried forward from previous year		24,188
Retirements of treasury stock		4,014

Unappropriated retained earnings as of September 30, 2003		24,051

Note: Amounts of less than 1 million yen have been rounded.

STOCK INFORMATION (as of September 30, 2003)

Number of total outstanding common stocks	148,006,992
Number of shareholders	11,851

Major shareholders

Name	Number of shares held

(thousand)
Northern Trust Company (AVFC) Sub Account American Clients	10,189
Japan Trustee Services Bank, Ltd. (Trust account)	6,354
The UFJ Bank, Limited	6,200
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,177
The Chase Manhattan Bank, N.A. London	4,575
Nippon Life Insurance Company	4,304
The Bank of New York, Treaty Jasdec Account	3,924

Note: In addition to the above, the Company owns 4,076 thousand shares of treasury stock.

Investors by category

		Percentage of total
Type	Number of shares held	shares outstanding

	(thousand)
Financial Institutions & Securities Corporations	49,243	33.3%
Foreigners	39,695	26.8
Individuals & Others	35,212	23.8
Other Business Corporations	19,781	13.4
Treasury stock	4,076	2.7
Total	148,007	100.0

OUTLINE OF THE COMPANY (as of September 30, 2003)

Corporate name	:	KABUSHIKI KAISHA MAKITA Makita Corporation
Headquarters	:	3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan
Phone	:	(0566) 98-1711
Web Site	:	http://www.makita.co.jp/
Founded	:	March 21, 1915
Incorporated	:	December 10, 1938
Paid-in Capital	:	24,203.61 million yen
Employees	:	2,942
Business	:	Production and marketing of electric power tools, woodworking machinery, pneumatic tools and household & garden equipments

Directors and Statutory Auditors	:	*President	Masahiko Goto
		Managing Director	Masami Tsuruta
		Director	Yasuhiko Kanzaki
		Director	Ken’ichiro Nakai
		Director	Tadayoshi Torii
		Director	Tomoyasu Kato
		Director	Kazuya Nakamura
		Director	Masahiro Yamaguchi
		Director	Shiro Hori
		Director	Tadashi Asanuma
		Director	Hisayoshi Niwa
		Director	Zenji Mashiko
		Standing Statutory Auditor	Ryota Ichikawa
		Standing Statutory Auditor	Ken’ichi Ikeda
		Statutory Auditor	Keiichi Usui
		Statutory Auditor	Shoichi Hase

Notes:	1.	The asterisk denotes Representative Director.
	2.	Messrs. Keiichi Usui and Shoichi Hase are the outside statutory auditors provided for by Article 18, Clause 1 of the Audit Special Exceptions Law.